Exhibit 99.1
1200, 520 - 5th Avenue S.W., Calgary, AB T2P 3R7 Phone: (403) 261-4811 • Fax (403) 261-4818 Website: www.lukeenergy.com

Press Release
Luke Energy - Third Quarter 2005 Results

For Immediate Release
November 8, 2005

Calgary, Alberta: Luke Energy Ltd. announces record operating and financial results for the third quarter ended September 30, 2005.

Highlights are as follows:

•
Production was up 203% to 2,756 barrels of oil equivalent per day (boepd) in the quarter from 910 boepd a year ago. Luke Energy’s production was 93% gas and 7% oil. The Company’s significant production gains were attributable to its successful winter drilling program at Marten Creek and start-up of the Company’s new Marten Creek gas plant on July 1st. Production for the nine months was 2,022 boepd versus 663 boepd last year.

•
Cash flow for the third quarter was up 453% to $8.3 million (22¢ per share) from $1.5 million (4¢ per share) last year. Cash flow for the nine months was $15.9 million (43¢ per share) versus $3.3 million (10¢ per share) a year ago.

•
Earnings for the quarter were up almost tenfold to $2.97 million (8¢ per share) compared to $0.3 million (1¢ per share) in 2004. Earnings for the nine months were up over eightfold to $5.1 million (14¢ per share) versus $0.6 million (2¢ per share) a year ago.

•
Natural gas prices were up 52% in the third quarter to $8.97 Cdn per mcf from $5.92 Cdn per mcf last year. All of the Company’s gas production is unhedged and receives current market prices. Oil prices were up 39% to $69.15 Cdn per bbl from $49.71 Cdn per bbl a year ago.

•
Operating expenses for the quarter improved 21% on a per unit basis to $5.98 per boe as compared to $7.59 per boe last year. The reduction in costs was due to higher gas production together with lower processing fees on incremental production at Marten Creek.

•
Capital expenditures for the quarter were $8.5 million, up from $5.6 million last year. Acquisitions, net of dispositions, accounted for $4.8 million. For the nine month period capital expenditures were $37.1 million versus $19.8 million a year earlier. Total capital for 2005 is now estimated at $48 million.

•	In the nine month period the Company drilled 29 wells which resulted in 20 successful gas wells and one oil well for a success rate of 72%.

•	Debt, net of working capital, at September 30th was $3.8 million (or less than two months’ cash flow) compared to working capital of $21.9 million a year ago.

Outlook:

•	Production for 2005 is forecasted to average 2,200 boepd versus 760 boepd last year. Production in 2006 is projected to average 3,300 boepd.

•
Cash flow for fiscal 2005 is projected to be $23.5 million (64¢ per share) compared to $5.2 million (15¢ per share) in 2004. Year-end debt is forecast to be $6.3 million. Cash flow for 2006 is estimated at $35 million (95¢ per share) assuming a gas price of $9.00 Cdn per mcf.

•	Earnings for 2005 are estimated to be $7.1 million (19¢ per share) versus $1.1 million (3¢ per share) last year. 2006 earnings are projected to be at $10.3 million (28¢ per share).

•
The Company anticipates an active drilling program during the coming winter season with plans to drill 12 to 15 wells in the Marten Creek area, three to five wells in the northern area prospects, and three to five wells in the Simonette area of western Alberta. Additional drilling is also expected on the Three Hills oil prospect pending production results from the first three well program.

Luke Energy is a rapidly growing junior oil and gas company operating in western Canada and listed on the Toronto Stock Exchange under the symbol LKE.

This press release may contain forward-looking statements that are based on current expectations. There are a number of risks and uncertainties associated with the oil and gas industry which could cause actual results to differ materially from those anticipated. Information on factors that could affect Luke’s operations or financial results are included in Luke’s reports on file with Canadian securities regulatory authorities. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Information Contacts:	Harold V. Pedersen, President & CEO, or
Carrie McLauchlin, V.P. Finance & CFO
Phone: (403) 261-4811
Website: www.lukeenergy.com

(Attached to and forming part of a Press Release dated November 8, 2005)

Highlights

	Three Months Ended September 30,		Nine Months Ended September 30,
(unaudited)	2005	2004	2005	2004

Operating
Production
Gas - mcf/d	15,441	5,004	11,472	3,494
Oil - bopd	182	76	110	81
Total - boepd (6 mcf = 1 bbl)	2,756	910	2,022	663

Product Prices ($Cdn)
Gas - $/mcf	$8.97	$5.92	$7.82	$6.32
Oil - $/bbl	$69.15	$49.71	$63.92	$46.79

Drilling Activity
Gas wells	-	-	20	8
Oil wells	1	-	1	-
Dry	-	1	8	3
Total wells	1	1	29	11
Net wells	1	1	27	10.5

Undeveloped lands
Net acres	53,598	23,248	53,598	23,248

Financial ($Cdn)
Gross production revenue	$13,896,664	$3,073,085	$26,391,748	$7,088,762
Cash flow [1]	$8,319,506	$1,483,948	$15,851,076	$3,328,623
per share - basic	$0.22	$0.04	$0.43	$0.10
- diluted	0.21	0.04	0.41	0.10
Earnings	$2,970,841	$282,460	$5,095,541	$621,608
per share - basic	$0.08	$0.01	$0.14	$0.02
- diluted	0.08	0.01	0.13	0.02
Weighted average shares outstanding	37,039,320	34,872,805	37,014,533	34,846,171
Shares outstanding	37,128,924	36,180,704	37,128,924	36,180,704
Capital expenditures
Exploration & development	$3,706,049	$5,602,258	$32,294,466	$19,797,474
Acquisitions, net of dispositions	$4,779,257	$-	$4,779,257	$-
Working capital	$251,293	$21,932,497	$251,293	$21,932,497
Long-term debt	$4,063,440	$-	$4,063,440	$-
Shareholders’ equity	$54,322,437	$47,357,633	$54,322,437	$47,357,633
1 Cash flow means earnings before future taxes, depletion, depreciation and accretion and stock-based compensation.